Dryden High Yield Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

March 4, 2009

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dryden High Yield Fund, Inc.
Registration Statement on Form N-14
File Nos. 333-157063 and 811-02896

Dear Mr. Greene:

On behalf of Dryden High Yield Fund, Inc. (the Registrant), set forth below are our proposed responses to telephonic comments received by Claudia DiGiacomo from you and Cindy Rose on February 23, 2009 and March 3, 2009. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (SEC or the Commission) on January 30, 2009 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of The High Yield Income Fund, Inc. (HYI) and a special meeting of shareholders of The High Yield Plus Fund, Inc. (HYP and, together with HYI, the Merging Funds), that each will be held on May 11, 2009 and any adjournments thereof (the Meetings). At the Meetings, the Merging Funds’ shareholders will be asked to vote to approve the acquisition of each Merging Fund by the Registrant (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response: This letter will be transmitted to the staff separate from the N-14 Registration Statement filing.

3.	Comment: Please confirm each Fund has supplemented its prospectus relating to the Reorganization.

Response: We hereby confirm that the Registrant has filed with the SEC a supplement to its prospectus relating to the Reorganizations. The Merging Funds are each closed-end mutual funds and each has a registration statement on Form N-2, which cannot be supplemented. The Merging Funds, however, updated shareholders about the proposed Reorganization via a press release that was filed with the SEC pursuant to Rule 425.

4.

Comment: Please confirm that the Merging Funds will either have an additional series after the Reorganization or if they will have to withdrawal their registration under the Investment Company Act of 1940 (the 1940 Act). If the latter, please include appropriate disclosure in the N-14 Registration Statement.

Response: The N-14 Registration Statement currently states that if Reorganization is approved and completed for a Merging Fund, that such Merging Fund will terminate its registration under the 1940 Act. The registrant respectfully submits that no additional disclosure is necessary.

5.	Comment: Please confirm that the Merging Funds do not have any outstanding debt or if the Merging Funds do have outstanding debt, please disclose the particulars of such debt.

Response: Closed-end funds can leverage through borrowings, including the issuance of debt securities. The Merging Funds, however, leverage by borrowing from banks pursuant to a credit facility as disclosed in the N-14 Registration Statement under the section entitled “Comparison of the Funds-Borrowing and Leverage.” The registrant respectfully submits that no additional disclosure is necessary.

6.

Comment: Do the Merging Funds have 85% or more in illiquid securities. If yes, please disclose that if a Reorganization is approved some of these securities may need to be sold in contemplated of the completion of such Reorganization since the Registrant is limited to 15% of net assets in illiquid securities.

Response: Although the Merging Funds hold more than 15% in illiquid securities, the Registrant is so much larger than the Merging Funds that the Registrant may not need to sell any securities. The disclosure, however, has been revised to describe this potential issue to shareholders.

7.	Comment: Please confirm that the valuation procedures for the Merging Funds and the Registrant are the same.

Response: The Registrant confirms that the valuation procedures for the Merging Funds and the Registrant are the same.

8.	Comment: Please confirm that the Boards made the necessary findings and determinations under Rule 17(a)(8) of the 1940 Act.

Response: As disclosed in the N-14 Registrant Statement, the Merging Funds’ Boards as well as the Board of Directors of the Registrant made the necessary findings and determinations under Rule 17(a)(8) of the 1940 Act.

9.

Comment: Please confirm that the Registrant is not imposing a temporary redemption fee on the Class A shares exchanged in the Reorganizations in order to avoid shareholders of the Merging Funds from selling their shares as soon as the Reorganization closes.

Response: The Registrant, its Manager and its Board of Directors reviewed the issue of applying a temporary redemption fee and made the business determination that such fee was not in the best interests of the Funds and the shareholders in light of all the circumstances of the specific Reorganizations and under current market conditions.

10.

Comment: Please explain the following sentence in the legal opinion by DLA Piper and if such sentence render the opinion meaningless, please delete it: “The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.”

Response: The registrant discussed the specific language in the opinion with DLA Piper. The opinion states that “all Documents submitted to [DLA Pipe] as originals are authentic. All Documents submitted to [DLA Piper] as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by [DLA Piper] or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.”

All of the above assumptions underscore that DLA Piper is basing its opinion on documents which they assume are genuine, true and complete, which they assume have not been modified in writing or orally and which they assume accurately reflect the intention of the parties. The parol evidence assumption reinforces that the documents are based on the above assumptions since DLA Piper could not reasonably know if any of the referenced changes were made or if a court would interpret them as being made by the Registrant. The Registrant respectfully submits that the opinion included with the filing satisfied the legal opinion requirements of the form.

Prospectus/Proxy Statement

1.	Comment: In the notice, please fix the typo in the second paragraph.

Response: The disclosure has been revised as requested.

2.	Comment: On page 2, under the summary of the “Potential Benefits from the Reorganizations” please revise the third bullet point to make it more reader friendly.

Response: The disclosure has been revised as requested.

3.

Comment: In the “Comparison of the Funds” section, in the table disclosing the ratings of the securities held by the Funds (a) please describe what is meant by High Grade securities in the left column, (b) please describe was is meant by other balance sheet items and (c) please include disclosure wherever appropriate relating to increased market turmoil surrounding swaps, credit default swaps, credit-linked securities and subprime market (asset-backed and mortgage-backed securities).

Response: (a) The disclosure has been revised as requested. (b) The disclosure has been revised as requested to explain what “other balance sheet items” means for each Fund. (c) Additional disclosure has been added to the section entitled “Risks of Investing in the Funds.”

4.

Comment: With respect to the “Comparison of Important Features—Foreign Fixed Income Securities” section, please include disclosure if appropriate relating to the risks of investing in emerging markets.

Response: The section entitled “Risks of Investing in the Funds-Emerging Market Risk” contains risk disclosure relating to emerging markets. The Registrant respectfully submits that additional disclosure is not necessary.

5.

Comment: With respect to the “Comparison of Important Features—Investments in Affiliated Funds” section, please explain (a) how the Funds may invest 25% in affiliated money market funds and (b) if the non-affiliated investment companies include hedge funds.

Response: (a) The Funds are relying upon an exemptive order from the staff. (b) Currently, the term does not apply to hedge funds.

6.

Comment: With respect to the “Comparison of Important Features—Investments Restrictions” section, please explain (a) fix the lead in to the last paragraph so it references the correct fund; (b) in (iii) please delete the reference to other.

Response: (a) The sentence reference by the staff is not a lead-in sentence for the last paragraph. Since the disclosure was confusing, the Registrant revised the disclosure to make it more reader friendly. (b) The disclosure has been revised as requested.

7.	Comment: With respect to the “Comparison of Important Features—Management of the Funds—PIM” section, please include the specific benchmark for the specific time period.

Response: The last sentence of the section in the N-14 Registration Statement disclosure the specific benchmark used for the last fiscal year. Thus, the Registrant respectfully submits that additional disclosure is not necessary.

9.

Comment: With respect to the “Comparison of Important Features—Management of the Funds—Wellington Management,” please describe which index the benchmark is based on for the past years compensation determinations.

Response: The Registrant discussed the comment with Wellington Management. Wellington Management submitted to the Registrant that it does not use a benchmark or peer group in determining compensation. Thus, the Registrant respectfully submits that additional disclosure is not necessary.

10.

Comment: In the “Fees and Expenses” section, please (a) confirm that the Management Fee for HYP and the Dryden Fund are accurate because they seem low to the staff; (b)in footnote (7) if the Registrant wishes to disclosure the Class A 12b-1 waiver, it must be extended to march 31, 2010; and (c) footnotes (8) and (9) should be complete since this is a Rule 488 filing.

Response: (a) The registrant confirms that the disclosure is accurate. HYP has a management and administrative fee and the Dryden Fund benefits from the size of its assets and breakpoints in its management fee. (b) The waiver has been revised as requested. (c) The Registrant respectfully submits that the footnotes should have been filled in for the filing, however, the information was not missing from the N-14 Registration Statement. The information was included under the section entitled “Management of the Funds”, thus the filing was not incomplete.

11.

Comment: Please confirm supplementally that the Investment Manager or any affiliate will not seek to recover any waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

Response: We hereby confirm that neither the Investment Manager nor any affiliate intends to seek to recover and fee waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

Pro Forma Financial Statements

1.

Comment: Please explain why no pro forma financial statements are included for the transactions since according to the August 31, 2008 capitalization table the merging Funds, in the aggregate, are more than 10% of the Registrant’s net assets. If the Registrant is relying upon Part B, Item 14(a) of N-14, then the capitalization table needs to be revised to reflect the capitalization within 30 days of the filing date.

Response: The Registrant confirms that the N-14 Registration Statement does not include any pro forma financial statements upon reliance of Part B, Item 14(a) of Form N-14 and has updated the capitalization table as requested.

*       **

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo

Claudia DiGiacomo